pacific booker minerals inc.
#1103 - 1166 Alberni Street Vancouver, BC V6E 3Z3
Telephone: (604) 681-8556	Toll Free: 1-800-747-9911	Fax: (604) 687-5995
Email: info@pacificbooker.com	Symbols: bkm-tsx venture / pbmlf-OTC	Website: pacificbooker.com

NEWS RELEASE

TSX Venture Exchange Symbol - BKM

OTC - PBMLF

CUSIP #69403 R 10 8

Pacific Booker Minerals Inc. Announces AGM Results

Vancouver BC,  June 29, 2020:  Pacific Booker Minerals Inc held its Annual General Meeting on June 18, 2020 in the Company’s corporate office in Vancouver.  A total of 65 shareholders were represented in person or by proxy, representing 30.69% of our issued and outstanding shares.  All nominated directors were re-elected to the board and all resolutions passed with more than 90% of the voting “for” the resolutions.

The Company’s audited financial statements and MD&A (Form 51-102F1) for the year ended January 31, 2020 as well as the interim financial statements and MD&A for the quarter ended April 30, 2020 have been filed on SEDAR and are available for downloading on our website.  PBM's 20-F Annual Report for the year ended January 31, 2020 has been filed on the US SEC's EDGAR website at:  https://www.sec.gov/Archives/edgar/data/1319150/000121716020000035/0001217160-20-000035-index.htm and on our website at:  http://www.pacificbooker.com/financials.htm.

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On Behalf of the Board of Directors

“John Plourde”

John Plourde

President/CEO & Director

No regulatory authority has approved or disapproved the information contained in this news release.  This release includes certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, statements are not guarantees of future performance and actual results or developments may differ materially from the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration successes, continued availability of capital and financing, general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.